Mail Stop 4561

February 21, 2008

VIA USMAIL and FAX (212) 986 - 7679

Mr. Mark Labell
Senior Vice President, Finance
Wien & Malkin LLC, Supervisor
250 West 57th Street Associates, L.L.C.
60 East 42nd Street
New York, New York 10165

> **Re: 250 West 57th Street Associates L.L.C.**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 6/6/2007**
> **File No. 000-02666**

Dear Mr. Mark Labell:

We issued a comment to you on the above captioned filing on December 12, 2007. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by March 6, 2008 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by March 6, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant